SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Information furnished as at November 14, 2000

Intertek Testing Services Limited

(Registrant)

25 Savile Row
London, W1S 2ES
England
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F |X|     Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes |_|     No |X|

Schedule of Information contained in this report

Intertek Testing Services Limited financial statements for the nine months to September 30, 2000

Pages 1 - 45

Intertek Testing Services Limited

Business description

We are a leading international organisation engaged in the testing, inspection and certification of manufactured goods and commodities. We currently employ 9,200 people and operate 469 inspection offices and 240 testing laboratories in 93 countries. We are organised into four operating divisions, each focusing on the testing, inspection and certification of different manufactured goods and commodities.

Caleb Brett is a world leader providing independent assessment of crude oil, petroleum products, chemicals and agricultural produce. Caleb Brett’s customers include oil and chemical companies and traders in hydrocarbons, chemicals and agricultural products.

ETL SEMKO provides testing, certification, supervision and other services to manufacturers, importers, distributors and retailers. ETL SEMKO tests and certifies telecommunications and information technology equipment, consumer electronics and heating, ventilation and air conditioning equipment, medical and building products, semiconductors, commercial food equipment and industrial machinery. In the United States and through a 49% investment in Europe, ETL SEMKO also provides ISO 9000 and ISO 14000 certification and related services.

Labtest is one of the largest international providers of testing and inspection services for textiles, footwear, toys and other consumer products. Through a 50% investment in China and Taiwan, Labtest also certifies the quality of management systems to standards such as ISO 9000 and ISO 14000. Labtest’s customers are retailers, importers and manufacturers. This division has a Risk Analysis and Management service — RAM Consulting ™, which allows retailers and manufacturers to minimise the risks associated with their products.

Foreign Trade Standards (“FTS”) helps governments, standards bodies and customs departments to check that import duty is properly declared and paid, and that imports of specified products comply with their safety and other standards. FTS inspects, and where appropriate, tests products and commodities in the country of export before they are shipped. FTS also provides a training service for customs officers.

Discontinued operation. Despite extensive restructuring in 1999, the operating results from our minerals testing division, Bondar Clegg, continued to be unsatisfactory and operations in this division ceased in Q1 00. The Bondar Clegg businesses in North and South America, Ghana and Mali were sold for £1.5 million. The operations in Eritrea, Guinea and Burkina Faso were closed during Q1 00 and the companies are being liquidated. The disposal of fixed assets and inventory in the African operations generated proceeds of approximately £0.2 million. The Bondar Clegg head office in Vancouver was closed on March 28, 2000 and the employment of its personnel was terminated. The operating results for Bondar Clegg up to the date of cessation are reported as discontinued in our financial statements and prior periods have been reclassified to show a comparable historic trend. The costs of closing the operations and the loss on disposal of the Bondar Clegg businesses are reported as a non–operating exceptional item in our financial statements. The total loss was £12.2 million including £6.9 million of goodwill which was previously written off to reserves. The cash cost of terminating personnel and closing the operations was approximately £1.0 million.

Internet strategy. We believe that the growth of the Internet offers significant opportunities to grow our business. An increasing number of commodities and products are being traded via the Internet and on business-to-business (“B2B”) and business-to-consumer (“B2C”) sites. We provide testing, inspection and certification services for many of the commodities and products traded, ensuring that customers are able to buy products over the Internet reliably and with confidence. We are working actively with B2B and B2C sites and we are developing links to customers so that our communications with them are online. We are investing in information technology systems so that we can offer improved online services.

We are the world leader or one of the world leaders in the testing, inspection and certification of products and commodities such as textiles, toys, consumer goods, electrical goods and products, chemicals and petroleum products. There is increasing online trading in these products and commodities and our services are therefore in demand by online traders and online trading sites.

Management’s discussion and analysis of financial condition and results of operations

Operating and financial review

In the following discussion we comment on our operating results and financial condition for the three months to September 30, 2000 (“Q3 00”) compared to the three months to September 30, 1999 (“Q3 99”) and the nine months to September 30, 2000 (“9M 00”) compared to the nine months to September 30, 1999 (“9M 99”), followed by a detailed review of the performance of each division.

Impact of exchange rates

Our financial statements are reported in pounds sterling (“GBP” or “£”). We have 135 subsidiary companies, of which 124 report in currencies other than GBP. Subsidiaries report in the currency of the country in which they are domiciled, apart from those based in countries where there is hyperinflation, which report in their functional currency, which is U.S. dollars. We translate the results of overseas operations into GBP at the cumulative average exchange rates for the period, therefore, our results can vary from period to period because of fluctuations in exchange rates which are unrelated to the underlying operational performance.

The tables below show growth rates of Q3 00 over Q3 99 and 9M 00 over 9M 99 at actual exchange rates and at comparable exchange rates. The actual growth rate is the percentage change of one period over the prior period where each period is translated into GBP using the exchange rates applicable in that period. The comparable growth rate is the percentage change of one period over the prior period where both periods are translated into GBP using the prior period’s exchange rates. This reflects the underlying growth in revenues and operating income without the fluctuations caused by changes in translation rates. We do not hedge translation rate exposure.

Over 50% of our revenues and the majority of our borrowings, interest payments and debt repayments are denominated in U.S. dollars or currencies linked to the U.S. dollar, such as the Hong Kong dollar. Where there is material transaction exposure from currency rate movements we take out forward foreign exchange contracts to minimise this exposure.

Summary of results of continuing operations

Revenues

Three months to September 30, 2000 compared to three months to September 30, 1999

By division	Q3 99	Q3 00	Growth	Actual	Comparable
	£m	£m	£m	%	%

Caleb Brett	36.2	40.7	4.5	12.4	9.7
ETL SEMKO	22.1	25.4	3.3	14.9	8.1
Labtest	19.7	24.1	4.4	22.3	21.8
Foreign Trade Standards	9.9	12.2	2.3	23.2	20.2

Continuing operations	87.9	102.4	14.5	16.5	13.2
Discontinued operation	2.9	—	(2.9)	(100.0)	(100.0)

Total	90.8	102.4	11.6	12.8	9.6

Revenues from continuing operations grew by £14.5 million or 13.2% at comparable rates in Q3 00 over Q3 99. The growth was 16.5% at actual rates. The higher growth rate at actual rates is due to translation gains arising from the strength of the USD and currencies linked to the USD, against GBP. All operating divisions contributed to this increase with strong growth in textiles and toys testing in Asia, and petroleum inspection and testing in the United States. Acquisitions in ETL SEMKO after Q3 99 contributed to the growth in Q3 00 and FTS revenues in Q3 00 benefited from new pre-shipment inspection programmes in Nigeria, Bangladesh and Georgia which started after Q3 99.

Revenues in Q3 99 and Q3 00 were generated by subsidiaries in the following geographic areas:

By geographic area	Q3 99	Q3 00	Growth	Actual	Comparable
	£m	£m	£m	%	%

Americas	36.1	41.6	5.5	15.2	7.0
Europe, Africa and Middle East	28.1	31.5	3.4	12.1	19.4
Asia and Far East	23.7	29.3	5.6	23.6	15.6

Total continuing operations	87.9	102.4	14.5	16.5	13.2

Revenues from the Americas increased by £5.5 million or 7.0% at comparable rates, in Q3 00 over Q3 99, primarily due to strong growth in Caleb Brett and ETL SEMKO in the United States. The growth rate was 15.2% at actual rates due to currency translation gains caused by the strength of the USD against GBP.

Revenues from Europe, Africa and the Middle East grew by £3.4 million or 19.4% at comparable rates, in Q3 00 over Q3 99 largely due to increased revenues from acquisitions in the United Kingdom and Germany and additional revenues from new FTS programmes reported through the United Kingdom. The revenue growth was 12.1% at actual rates due to currency translation losses caused by the strength of GBP against the Euro.

In Asia and the Far East revenues increased by £5.6 million or 15.6% at comparable rates, in Q3 00 over Q3 99 due to strong growth in textiles and toys testing in Labtest and growth in Caleb Brett and ETL SEMKO. The growth rate was 23.6% at actual rates due to currency translation gains as the HKD reflected the strength of the USD against GBP.

Nine months to September 30, 2000 compared to nine months to September 30, 1999

By division	9M 99	9M 00	Growth/	Actual	Comparable
			(decline)
	£m	£m	£m	%	%

Caleb Brett	100.8	115.1	14.3	14.2	12.5
ETL SEMKO	65.8	74.1	8.3	12.6	8.7
Labtest	57.0	68.4	11.4	20.0	18.1

Sub total	223.6	257.6	34.0	15.2	12.8
Foreign Trade Standards	37.4	33.6	(3.8)	(10.2)	(11.5)

Continuing operations	261.0	291.2	30.2	11.6	9.3
Discontinued operation	8.5	0.7	(7.8)	(91.8)	(91.8)

Total	269.5	291.9	22.4	8.3	6.1

Revenues from continuing operations increased by £30.2 million or 9.3% at comparable rates, in 9M 00 over 9M 99. The growth was 11.6% at actual rates. Revenues from Caleb Brett, ETL SEMKO and Labtest increased by 12.8% at comparable rates in 9M 00 over 9M 99, and by 15.2% at actual rates. Revenues in ETL SEMKO in 9M 99 included £2.3 million from our Quality Management operations in Europe. We sold our controlling interest in these operations in March 1999 so their revenues are excluded from April 1999 onwards. Revenues in FTS decreased by £3.8 million in 9M 00 over 9M 99. This comprised an increase of £3.8 million from continuing operations, offset by a decrease of £7.6 million due to our reduced share of the Nigerian pre-shipment inspection programme and the disposal of our technical services operation in February 2000.

Revenues in 9M 99 and 9M 00 were generated by subsidiaries in the following geographic areas:

By geographic area	9M 99	9M 00	Growth	Actual	Comparable
	£m	£m	£m	%	%

Americas	106.4	119.9	13.5	12.7	7.5
Europe, Africa and Middle East	88.1	90.5	2.4	2.7	7.1
Asia and Far East	66.5	80.8	14.3	21.5	15.4

Total continuing operations	261.0	291.2	30.2	11.6	9.3

Revenues from the Americas increased by £13.5 million or 7.5% at comparable rates, in 9M 00 over 9M 99 primarily due to strong growth in Caleb Brett and ETL SEMKO in the United States. The growth rate was 12.7% at actual rates due to currency translation gains caused by the strength of the USD against GBP.

Revenues from Europe, Africa and the Middle East grew by £2.4 million or 7.1% at comparable rates, in 9M 00 over 9M 99. Revenues in Europe increased due to a new outsourcing contract in Caleb Brett, new businesses acquired in 1999 and 2000 by ETL SEMKO and new pre-shipment inspection programmes in FTS. Revenues in 9M 99 included £8.6 million for the Nigerian pre-shipment inspection programme which was cancelled in Q2 99 and £2.3 million for the ETL SEMKO Quality Management operations. We sold our controlling interest in the Quality Management operations in March 1999 therefore their revenues are excluded from Q2 99 onwards. The revenue growth was 2.7% at actual rates due to currency translation losses caused by the strength of GBP against the Euro.

In Asia and the Far East, the increase in revenues of £14.3 million or 15.4% at comparable rates, in 9M 00 over 9M 99 was primarily due to strong growth in textiles and toys testing in Labtest and the continued growth in Code of Conduct work. Revenues from the ETL SEMKO laboratory in Taiwan also contributed to the growth in revenues. At actual rates, revenues grew by 21.5% in 9M 00 due to currency translation gains as the HKD reflected the strength of the USD against GBP.

Operating costs before exceptional items

Our operating costs principally comprise labour costs, property and equipment rental, depreciation and laboratory consumables. Operating costs on continuing operations have increased by £9.4 million or 8.7% at comparable rates, to £86.7 million, in Q3 00 over Q3 99. In 9M 00 over 9M 99, operating costs have increased by £22.2 million or 7.7% at comparable rates to £247.9 million. Costs have increased broadly in line with increased revenues.

Operating income before exceptional items

Three months to September 30, 2000 compared to three months to September 30, 1999

By division	Q3 99	Q3 00	Growth	Actual	Comparable
	£m	£m	£m	%	%

Caleb Brett	3.7	4.9	1.2	32.4	35.1
ETL SEMKO	2.8	3.7	0.9	32.1	25.0
Labtest	5.4	7.5	2.1	38.9	37.0
Foreign Trade Standards	(0.2)	1.1	1.3	650.0	650.0
Central	(1.1)	(1.5)	(0.4)	(36.4)	(36.4)

Continuing operations	10.6	15.7	5.1	48.1	46.2
Discontinued operation	(0.6)	—	0.6	100.0	100.0

Total	10.0	15.7	5.7	57.0	55.0

Operating income from continuing operations grew by £5.1 million or 46.2% at comparable rates in Q3 00 over Q3 99. At actual rates, the increase was 48.1%. All operating divisions contributed to this growth, particularly Labtest where textile and toy testing in Asia continued to perform strongly and FTS, which turned an operating loss of £0.2 million in Q3 99 into a profit of £1.1 million in Q3 00. The increase in FTS operating income was due to new pre-shipment inspection programmes which commenced after Q3 99. Operating income in Q3 00 also benefited from a new outsourcing contract which Caleb Brett gained in March 2000 and from the strong market for petroleum inspection and testing in the United States.

Nine months to September 30, 2000 compared to nine months to September 30, 1999

By division	9M 99	9M 00	Growth	Actual	Comparable
	£m	£m	£m	%	%

Caleb Brett	10.5	12.7	2.2	21.0	21.0
ETL SEMKO	9.2	11.3	2.1	22.8	19.6
Labtest	16.2	20.4	4.2	25.9	22.8
Foreign Trade Standards	2.7	2.8	0.1	3.7	—
Central	(3.3)	(3.9)	(0.6)	(18.2)	(18.2)

Continuing operations	35.3	43.3	8.0	22.7	20.1
Discontinued operation	(1.8)	(0.7)	1.1	61.1	61.1

Total	33.5	42.6	9.1	27.2	24.5

Operating income from continuing operations grew by £8.0 million or 20.1% at comparable rates in Q3 00 over Q3 99. At actual rates, the increase was 22.7%. The increase in Labtest is mainly attributable to the continued growth in textile and toy testing in Asia. Caleb Brett benefited from a new outsourcing contract which started in March 2000 and from increased petroleum inspection and testing in the United States. Acquisitions made in 1999 and 2000 contributed to the increase in operating income in ETL SEMKO, together with an increase in telecommunications testing in the United States and improved economies of scale in Hong Kong.

Exceptional income/(costs)

Operating exceptional items

	Q3 99	Q3 00	9M 99	9M 00
	£m	£m	£m	£m

Foreign Trade Standards
Provision against Nigerian invoices	—	(0.5)	(7.4)	(3.0)
Payments received	3.3	10.1	19.4	11.4

Sub total	3.3	9.6	12.0	8.4
Restructuring costs	(0.1)	—	(2.2)	—

	3.2	9.6	9.8	8.4

Caleb Brett
Provision against Nigerian invoices	—	—	(0.4)	—
Payments received	—	—	1.5	—
Provision for EPA fine and costs	—	(1.2)	—	(1.2)

	—	(1.2)	1.1	(1.2)

Total continuing operations	3.2	8.4	10.9	7.2

Discontinued operation
Environmental EPA	(2.9)	(1.0)	(2.9)	(3.0)

Total	0.3	7.4	8.0	4.2

Operating exceptional items — continuing operations

Due to delays in receiving payments from the Nigerian government for our work on the Nigerian pre-shipment inspection programmes, in 1997, we adopted a policy of making full provision against unpaid invoices. The provision for each period was charged to our profit and loss account as an exceptional cost and the associated debt was removed from working capital. When payments were received, they were credited as exceptional income in the period in which the cash was received. A summary of the provisions and payments for both FTS and Caleb Brett is given above.

In January 1999, we decided to collect inspection fees from exporters before any inspections were performed for the Nigerian government on the understanding that these advance payments would be returned to the exporters once we had been paid for those inspections by the Nigerian government. We collected £5.4 million from exporters in the period January to March 1999 and this amount is held in our balance sheet as advance payments. On March 31, 1999, the Nigerian government cancelled its pre-shipment inspection programmes. Revenues for the existing programmes then ceased and the Nigerian government’s debt owed to us on the old programmes was capped.

In September 2000, we received £8.8 million from the Nigerian government. This cleared invoices issued under the old programme for the period October 1998 through January 1999. The unpaid debt under the old programme is currently £4.8 million, excluding advances from exporters. We anticipate this being settled next year.

On September 1, 1999, the new government in Nigeria re-introduced a pre-shipment inspection programme. Our FTS division is participating in this new programme but in a much smaller capacity than the previous programmes. In 9M 00, the new programme generated revenues of £4.3 million. We received £1.3 million in Q2 00 and a further £1.3 million in Q3 00 in payment of invoices through April 2000, leaving an unpaid debt at September 30, 2000 of £1.7 million. In November 2000, we received a further payment of £0.7 million which cleared invoices through June 2000.

Following the termination of the Nigerian inspection programmes in March 1999, we restructured the FTS division at a cost of £2.2 million in 9M 99. Costs were mostly personnel redundancies and relocation costs.

The oil export-monitoring scheme performed by Caleb Brett was also cancelled by the Nigerian government on March 31, 1999 and we received payment for the remaining debt in Q4 99.

As discussed on page 17, one of our Caleb Brett subsidiaries in the United States has agreed to pay a fine of $1 million (£0.7 million) in relation to an investigation by the Environmental Protection Agency. Legal costs amounting to £0.5 million were incurred throughout 9M 00 and have been charged to exceptional items.

Operating exceptional items — discontinued operation

Although the Environmental division ceased operating in August 1998, the EPA investigation into the issues at the Richardson, Texas laboratory is ongoing and we are continuing to incur legal and other costs. We have charged an additional £1.0 million of operating exceptional costs in Q3 00 in connection with this investigation, making a total charge of £3.0 million for 9M 00. We are pursuing possible rights of recovery against our former parent, Inchcape plc, and are seeking to recover costs from our professional indemnity insurance policy but we have not included a provision for any potential recovery in our financial statements.

Non-operating exceptional items

	Q3 99	Q3 00	9M 99	9M 00
	£m	£m	£m	£m

Caleb Brett
Proceeds from disposal	—	—	—	0.2
Less attributable goodwill	—	—	—	(0.5)

Total	—	—	—	(0.3)
Loss on investment in associate	—	(0.1)	—	(0.1)

	—	(0.1)	—	(0.4)

Foreign Trade Standards
Proceeds from disposal	—	—	—	1.0
Less net assets	—	0.1	—	(1.0)
Less attributable goodwill	—	—	—	(2.6)

Total	—	0.1	—	(2.6)

ETL SEMKO
Proceeds from disposals	0.2	—	3.7	—
Less net assets	(0.1)	—	(0.1)	—
Less attributable goodwill	—	—	(1.1)	—

Total	0.1	—	2.5	—

Total continuing businesses	0.1	—	2.5	(3.0)

Bondar Clegg
Proceeds from disposals	—	0.2	—	1.7
Less net assets	—	—	—	(6.0)
Less closure costs	—	(0.1)	—	(1.0)
Less attributable goodwill	—	—	—	(6.9)

Total discontinued operations	—	0.1	—	(12.2)

Total non-operating items	0.1	0.1	2.5	(15.2)

The operations of a small company in Thailand in which we had a 49% interest, ceased in April 2000 and our investment was written off, generating a loss of £0.1 million in Q3 00 in the Caleb Brett division. In addition, in Q1 00, Caleb Brett incurred a loss of £0.3 million on the disposal of a loss adjusting business in Chile. The business was sold for £0.2 million, but goodwill of £0.5 million which was previously written off to reserves was charged to the profit and loss account, resulting in an exceptional charge of £0.3 million.

The exceptional loss of £2.6 million in FTS in 9M 00 related to the disposal of the technical services business of FTS in the United States. The business was sold for its net book value of £1.0 million, but goodwill of £2.6 million which was previously written off to reserves was charged to the profit and loss account, resulting in an exceptional charge of £2.6 million.

The exceptional income in ETL SEMKO for 9M 99 is made up of £2.3 million for the sale of the CE Magazine in the United States and £0.2 million for the disposal of 51% of our Quality Management business in Sweden. We used the sale proceeds from these disposals to prepay our Senior Term loans.

The Bondar Clegg division ceased operating in Q1 00. The businesses in North and South America, Ghana and Mali were sold for £1.5 million and we received £0.2 million for the sale of assets in Africa. We incurred termination and closure costs of £1.0 million. The disposals and closure of Bondar Clegg generated a net loss of £5.3 million. Goodwill of £6.9 million which was previously written off to reserves was charged to the profit and loss account, resulting in an exceptional charge of £12.2 million.

Net interest expense

	Q3 99	Q3 00	Change	9M 99	9M 00	Change
	£m	£m	£m	£m	£m	£m

Senior Subordinated Notes	3.2	3.5	0.3	9.6	10.1	0.5
Parent Subordinated PIK Debentures	2.1	2.6	0.5	6.1	7.3	1.2
Senior Term Loan A	1.3	1.3	—	4.2	3.8	(0.4)
Senior Term Loan B	0.8	0.8	—	2.3	2.3	—
Senior Revolver	—	0.3	0.3	0.4	0.7	0.3
Other borrowings	0.2	0.4	0.2	0.6	0.7	0.1
Foreign exchange losses	—	—	—	0.1	0.3	0.2
Amortisation of issuing costs	0.5	0.5	—	1.5	1.5	—
Interest receivable	(0.1)	(0.1)	—	(0.5)	(0.3)	0.2

Net interest expense	8.0	9.3	1.3	24.3	26.4	2.1

Apart from the Senior Revolver, our borrowings and interest, are denominated in currencies other than GBP, therefore the changes above are impacted by currency translation differences. The increase in interest expense in Q3 00 over Q3 99 and 9M 00 over 9M 99 is primarily due to the capitalised interest on the Parent Subordinated PIK debentures and increased use of the Senior Revolver during 9M 00.

Income taxes

A tax charge of £2.0 million was made against income in Q3 00 making a total charge of £7.6 million for 9M 00. This represents 47.2% of income before exceptional items. The charge in 9M 99 was £5.4 million which was 58.7% of income before exceptional items. We attribute the reduced tax rate in 9M 00 over 9M 99 to the increased taxable income generated in countries with lower tax rates and to the use of tax losses in countries with higher tax rates.

Because of insufficient operating income in the U.K. we are unable to obtain full tax relief for the interest charged on our Parent Subordinated PIK Debentures. Excluding the PIK interest, the group tax charge was 32.6% of operating income in 9M 00 compared to 35.1% in 9M 99.

The Internal Revenue Service in the United States has concluded its audit of our Federal Tax Return for 1996 and an additional tax charge of £0.9 million has been agreed. This amount is included in the tax charge for 9M 00.

Operating and financial review by division

We set out below a discussion of the performance of each of our operating divisions for Q3 00 compared to Q3 99 and 9M 00 compared to 9M 99. The operating income by division given below is before exceptional items.

Caleb Brett

Operating results	Q3 99	Q3 00	Growth	9M 99	9M 00	Growth
	£m	£m	£m	£m	£m	£m

Revenues	36.2	40.7	4.5	100.8	115.1	14.3
Actual growth			12.4%			14.2%
Comparable growth			9.7%			12.5%

Operating income	3.7	4.9	1.2	10.5	12.7	2.2
Actual growth			32.4%			21.0%
Comparable growth			35.1%			21.0%
Operating margin	10.2%	12.0%		10.4%	11.0%

Revenues in Caleb Brett increased £4.5 million or 9.7% at comparable rates in Q3 00 over Q3 99.

Revenues in North America increased in Q3 00 over Q3 99, primarily due to increased consumption of petroleum products in the United States and a new coal sampling and analysis contract in Canada which commenced in Q1 00. Revenues in Europe in Q3 00 suffered from a reduction in agricultural inspections due to the non-continuance of a short term EEC food aid programme. This reduction was partially offset by the revenues from a new outsourcing agreement with B.P. Amoco Oil Analytical Technology in the United Kingdom which commenced in March 2000. Under this agreement, Caleb Brett have formed an alliance with B.P. Amoco whereby Caleb Brett provides analytical testing and other services to B.P. Amoco Oil and other members of the B.P. Amoco group. The expertise of Caleb Brett and B.P. Amoco will be combined in a new centre for excellence that is being set up by Caleb Brett and is expected to be operational in Q4 00. Towards the end of Q3 00, there were consumer led protests against government duties on petrol in France and the United Kingdom, which led to a reduction in the movement and consumption of petroleum products. Revenues in Asia continued to grow, aided by acquisitions made in 1999 and minerals testing in Indonesia that was transferred from the discontinued Bondar Clegg division.

Operating income increased £1.2 million or 35.1% at comparable rates, in Q3 00 compared to Q3 99, largely due to increased prices in the United States and additional outsourcing business.

Revenues in Caleb Brett increased £14.3 million or 12.5% at comparable rates in 9M 00 over 9M 99. The increase was primarily attributable to the strong economy in the United States which led to increased consumption of petroleum products in 9M 00, the new coal contract in Canada, outsourcing business in the United Kingdom, and minerals testing in Asia. The EEC food aid programme generated revenues of £3.0 million in 9M 99 which were not repeated in 9M 00.

Operating income increased £2.2 million or 21% at comparable rates in 9M 00 over 9M 99. This increase was largely driven by increased prices in the United States and additional outsourcing business in the United Kingdom. Operating income in 9M 99 was boosted by income from the EEC food aid programme and the Nigerian oil export monitoring scheme which ceased in 1999.

In Q1 00, Caleb Brett sold a small loss adjusting business in Chile for £0.2 million. This was a non-core activity. A small loss making business in Thailand in which we had a 49% interest, ceased operating in April 2000 and our investment was written off, generating an exceptional loss of £0.1 million in Q3 00.

In Q2 00, Caleb Brett acquired a small business in Norway for £0.2 million and a share of a business in Iran for £0.4 million. In Q3 00, a further small business in Norway was acquired for £0.3 million. These acquisitions have expanded the range of services and geographic spread offered to existing customers and introduced new customers.

ETL SEMKO

Operating results	Q3 99	Q3 00	Growth	9M 99	9M 00	Growth
	£m	£m	£m	£m	£m	£m

Revenues	22.1	25.4	3.3	65.8	74.1	8.3
Actual growth			14.9%			12.6%
Comparable growth			8.1%			8.7%

Operating income	2.8	3.7	0.9	9.2	11.3	2.1
Actual growth			32.1%			22.8%
Comparable growth			25.0%			19.6%
Operating margin	12.7%	14.6%		14.0%	15.2%

Revenues in ETL SEMKO grew by £3.3 million or 8.1% at comparable rates in Q3 00 over Q3 99. Acquisitions made in 1999 and 2000 contributed to this increase.

The ETL SEMKO operation in the United Kingdom was expanded by the acquisition of an electrotechnical safety and electro magnetic compatibility testing business in May 1999 and the acquisition of a radio communications testing operation in March 2000. American revenues increased through the acquisition of Integral Sciences Inc in November 1999 and revenues in Taiwan increased due to a new electro magnetic compatibility testing laboratory which commenced operations this year.

Operating income in Q3 00 increased by £0.9 million or 25.0% at comparable rates. This was principally due to the above acquisitions and to improved economies of scale in Hong Kong. Our operating company in Sweden has been awarded a refund of pension contributions of approximately £2.8 million. In September 2000, £0.6 million was received in cash and the balance will be deducted from pension contributions over the next six years. A credit of £0.1 million was released to operating income in Q3 00 and the balance will be credited over the next six years.

Revenues in ETL SEMKO grew by £8.3 million or 8.7% at comparable rates in 9M 00 over 9M 99. This was due to acquisitions made in 1999 and 2000 and to an expansion in the testing and certification of telecommunications equipment in the United States. Revenues in 9M 99 included £2.3 million from our Quality Management operations in Europe. In March 1999, we sold our controlling interest in these operations and reduced our holding from 51% to 49% as a result of which revenues from these operations are excluded from our group revenues from April 1, 1999. Without this change in accounting, ETL SEMKO revenues would have increased by £10.6 million or 12.6% at comparable rates in 9M 00 over 9M 99.

Operating income increased £2.1 million or 19.6% at comparable rates in 9M 00 over 9M 99. Operating income in 9M 00 benefited from improved efficiency in Asia, particularly in Hong Kong where operating income has increased over 92% in 9M 00 over 9M 99 and operating margin increased from 20% to 31%.

In Q1 00 we acquired the assets of a small laboratory in Italy from Electrolux for £0.1 million. This laboratory carries out electro magnetic compatibility testing for Electrolux and others, providing us with a facility in the fast growing Italian market.

In Q1 00 we acquired the Radio Communications Testing operation of ERA Technology in the United Kingdom for £0.1 million. This operation was merged into our existing facility at Leatherhead and has enabled us to enter the mobile telephone handset testing market in the United Kingdom. Capital expenditure of £1.0 million was required to upgrade the testing facility and equipment.

Labtest

Operating results	Q3 99	Q3 00	Growth	9M 99	9M 00	Growth
	£m	£m	£m	£m	£m	£m

Revenues	19.7	24.1	4.4	57.0	68.4	11.4
Actual growth			22.3%			20.0%
Comparable growth			21.8%			18.1%

Operating income	5.4	7.5	2.1	16.2	20.4	4.2
Actual growth			38.9%			25.9%
Comparable growth			37.0%			22.8%
Operating margin	27.4%	31.1%		28.4%	29.8%

Revenues in Labtest grew by £4.4 million or 21.8% at comparable rates in Q3 00 over Q3 99.

The growth in revenues in Labtest is driven by our business in Asia and to a lesser extent in Europe. The growth is wholly organic and we attribute it to a number of factors, including the continually increasing sourcing of consumer goods from Asia and developing countries. The growth appears particularly strong in Q3 00 over Q3 99 as earthquakes in Taiwan and Turkey reduced revenues in Q3 99.

About 40% of Labtest revenues are derived from textiles testing which has grown 28% in Q3 00 compared to Q3 99. We attribute the growth in textiles testing to the trend to source more styles and colour choices to consumers, the increase in the quality consciousness of buyers which leads to more comprehensive testing, and technological advances in the development of new fibres. The volume of toys testing has also continued to grow, with revenues 35% higher in Q3 00 compared to Q3 99. We attribute the growth in toys testing to competition in the retailing sector and to the rise in consumer protection awareness which has resulted in increased safety testing.

Code of Conduct work which is a new sector of inspection in Labtest added £0.8 million to revenues in Q3 00 and is continuing to expand. This work has resulted from consumers and pressure groups being increasingly concerned about the social and safety conditions to which workers in developed and developing countries are subjected. Code of Conduct audit work includes factory inspections, document review and employee interviews.

Operating income in Labtest grew by £2.1 million or 37.0% at comparable rates in Q3 00 over Q3 99. This increase was mainly from textiles and toys testing and from Code of Conduct work. A new inspection office was opened in Bangladesh in September 2000.

Revenues increased by £11.4 million or 18.1% at comparable rates in 9M 00 over 9M 99. Revenues from textiles and toys testing increased £8.5 million in 9M 00 over 9M 99 and Code of Conduct revenues increased by £2.0 million.

Operating income increased £4.2 million or 22.8% at comparable rates in 9M 00 over 9M 99. New businesses opened in 1999 in Morocco, Germany, Spain and Italy, all reported small profits in 9M 00.

Foreign Trade Standards

Operating results	Q3 99	Q3 00	Growth	9M 99	9M 00	Growth
						/(decline)
	£m	£m	£m	£m	£m	£m

Revenues	9.9	12.2	2.3	37.4	33.6	(3.8)
Actual growth			23.2%			(10.2)%
Comparable growth			20.2%			(11.5)%

Operating (loss)/income	(0.2)	1.1	1.3	2.7	2.8	0.1
Actual growth			650%			3.7%
Comparable growth			650%			—
Operating margin	(2.0)%	9.0%		7.2%	8.3%

Revenues in FTS increased by £2.3 million or 20.2% at comparable rates in Q3 00 over Q3 99. This increase is primarily due to new pre-shipment inspection programmes in Nigeria, Georgia and Bangladesh. Revenues in Q3 99 included £1.1 million from the technical services division which was sold in February 2000 and £0.7 million from the Ghanaian pre-shipment inspection programme which ceased in June 2000.

FTS reported operating income of £1.1 million in Q3 00 compared to an operating loss of £0.2 million in Q3 99. This increase was attributable to the new Nigerian pre-shipment inspection programme and to improved profitability in Ecuador and Mozambique.

Revenues in 9M 00 decreased by £3.8 million or 11.5% at comparable rates. Revenues for 9M 99 included £8.6 million from the old Nigerian pre-shipment inspection programme which was cancelled in April 1999 and £3.4 million from the technical services division which was sold in February 2000. Excluding these two factors, revenues increased by £8.2 million in 9M 00 over 9M 99.

Operating income increased by £0.1 million in 9M 00 over 9M 99. Operating income in 9M 99 included £3.5 million from operations which were discontinued in 9M 00.

We are involved in the tender process for new programmes.

Following the cessation of the old Nigerian pre-shipment inspection programmes, we restructured the FTS division at a cost of £2.2 million in 9M 99. We reported these costs as exceptional operating costs in our financial statements and they are excluded from operating income in the above table.

Central costs

Central costs comprise the costs of our corporate head office in London, our tax and human resources team in the United States and costs associated with non-trading holding companies. Principally these costs comprise salaries, property rental, travel and legal and professional fees. Central costs increased by £0.4 million to £1.5 million in Q3 00 over Q3 99 due to increased expenditure on e-commerce and internal audit.

Central costs increased by £0.6 million to £3.9 million in 9M 00 over 9M 99.

Effects of U.S. GAAP adjustments on operating income

Our financial statements have been prepared in accordance with U.K. GAAP which differs in certain significant respects from U.S. GAAP. The most significant differences between U.S. GAAP and U.K. GAAP are described in note 9 of the financial statements.

Financial condition and liquidity

At September 30, 2000 we had cash of £33.6 million compared to £20.2 million at December 31, 1999.

Our operating activities generated net cash inflow of £51.1 million in 9M 00 compared to £45.1 million in 9M 99. Cash received from the Nigerian government was £11.4 million in 9M 00 compared to £19.4 million received in 9M 99. Net cash inflow from operating activities includes operating income after operating exceptionals, before depreciation and other non-cash items, as well as working capital movements.

We spent £14.1 million on tangible fixed assets in 9M 00 compared to £9.1 million in 9M 99. This is mostly expenditure on laboratory and I.T. equipment. The increase of £5.0 million is mostly in the ETL SEMKO division where £1.0 million was invested in upgrading the testing facilities of the newly acquired Radio Communications Testing business in the United Kingdom and £1.9 million was spent on acquiring two new electromagnetic compatibility testing chambers in the United States.

We spent £1.4 million on acquisitions in 9M 00 compared to £6.5 million in 9M 99. In 9M 00, we received £1.6 million for the disposal of Bondar Clegg, the technical services division of FTS and the Caleb Brett loss adjusting business in Chile. The closure of Bondar Clegg cost £1.0 million in termination payments. In 9M 99, we received £3.7 million for the disposal of our Compliance Engineering magazine business and our controlling share of ETL SEMKO’s Quality Management business.

At September 30, 2000, our total borrowings were £336.7 million less unamortised debt issuance costs of £9.1 million. The following table gives a detailed breakdown:

Borrowings	December 31, 1999 £m	September 30, 2000 £m

Senior Subordinated Notes	126.1	139.0
Senior Term Loan A	61.6	63.2
Senior Term Loan B	34.9	35.8
Senior Revolving Credit Facility	10.4	13.4
Parent Subordinated PIK Debentures	70.1	85.1
Other borrowings	0.6	0.2

Total borrowings	303.7	336.7
Debt issuance costs	(10.0)	(9.1)

Net borrowings	293.7	327.6

Apart from the Revolving Credit Facility, our borrowings are denominated in currencies other than GBP, which are affected by exchange rate fluctuations. In 9M 00, we made scheduled repayments of £3.4 million of our Senior Term A Loans and repaid £0.5 million of other loans. There were no scheduled repayments of the Senior Subordinated Notes and Senior Term B Loans in 9M 00. We drew £2.9 million on the Senior Revolver in 9M 00 to fund acquisitions and capital expenditure. The £8.8 million we received in cash from the Nigerian Government at the end of September 2000 was used to repay our Senior Revolving Credit Facility in October 2000. Drawings under the facility currently stand at £5.5 million.

Additional Parent Subordinated PIK Debentures totalling £7.2 million were issued in lieu of cash for interest due on the Parent Subordinated PIK Debentures for the periods set out below.

Issue of Parent Subordinated PIK Debentures

Periods of interest	£m
November 2, 1999 to February 1, 2000	2.3
February 2, 2000 to May 1, 2000	2.3
May 2, 2000 to August 1, 2000	2.6

Total	7.2

In 9M 00, we paid interest and finance charges of £13.0 million (9M 99: £11.4 million) on our borrowings. These figures exclude interest relating to the Parent Subordinated PIK Debentures which was funded by further issues of such securities.

We paid dividends of £2.8 million to minority shareholders in 9M 00 compared to £1.6 million in 9M 99.

We anticipate that available cash, cash flows from operations and borrowing availability under our Revolving Credit Facility will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next twelve months. However, to the extent that we should desire to increase our financial flexibility and capital resources or choose or be required to fund future capital commitments from sources other than operating cash or from borrowings under our existing credit facility, we may consider raising additional capital by increasing the credit facility or through the raising of additional equity. There can be no assurance, however, that additional capital will be available to us on acceptable terms, if at all.

Our ability to meet our debt repayments in the longer term will depend upon the achievement of our business plan. There can be no assurance that we will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable us to service our indebtedness, or make necessary capital expenditures.

In order to purchase the business from Inchcape plc, we raised finance in the form of Senior Subordinated Notes, Senior Term Loans and Parent Subordinated PIK Debentures. Subject to the provisions under which these Loans were made, and subject to certain exceptions and applicable law, there are no restrictions on the ability of: (a) the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to Intertek Finance plc or (b) the direct and indirect subsidiaries of the Company from paying dividends or making any other distributions or loans or advances to the Company.

Investigations by the U.S. Environmental Protection Agency

Two of our subsidiary corporations are currently involved in investigations by the U.S. Environmental Protection Agency ("EPA"). Details of each investigation are given below:

Caleb Brett USA, Inc. – Linden, New Jersey

In February 1997, Caleb Brett, through its routine quality assurance and quality control procedures, discovered evidence of false testing results at the Caleb Brett laboratory in Linden, New Jersey, which involved testing of gasoline to certain standards set by the EPA.

In September 1999, the Department of Justice announced that three laboratory supervisors pleaded guilty to criminal charges that they participated in a scheme to falsify chemical analyses of gasoline.

In September 2000, Caleb Brett USA, Inc pleaded guilty in Federal District Court in New Jersey to the crime of conspiracy to make false statements to governmental investigators and agreed to pay a $1 million fine. Full provision for this amount was made in our accounts for Q3 00. The sentencing is scheduled for January 7, 2001 when the final settlement and payment terms will be confirmed. The Court may accept the agreement with the government or impose a fine of a greater or lessor amount. Due to the fact that Caleb Brett employees mislead federal investigators about the falsification of data during the investigation, Caleb Brett as a corporation was prosecuted. Under applicable law, Caleb Brett is responsible for certain acts of its employees, even though such acts were not committed with the knowledge or permission of the company.

We have notified Inchcape plc of the costs and agreed settlement and are pursuing possible rights of recovery against Inchcape plc under the Share Purchase Deed.

Intertek Testing Services Environmental Laboratories, Inc. – Richardson, Texas

In December 1997, Intertek Testing Services Environmental Laboratories, Inc. (“ITS Environmental”) discovered certain discrepancies in reported testing results at its facility in Richardson, Texas. ITS Environmental promptly reported this discrepancy to the EPA and to clients. Civil and criminal investigations are under way. A government investigation at the ITS Environmental facility uncovered further discrepancies beyond that initially discovered and disclosed by ITS Environmental.

In August 1998, ITS Environmental sold its laboratory business in Burlington, Vermont U.S.A. and St. Helens, U.K. and stopped commercial operations at the laboratory in Richardson. These actions resulted in the discontinuation of business at ITS Environmental. This sale has not relieved ITS Environmental of any liability it may face as a result of these investigations or otherwise.

After commercial operations ceased in August 1998, the facility was used to reprocess the original data. The reprocessing is complete and the facility is now closed. ITS Environmental developed what it believed to be an effective data screening and reprocessing method. The reprocessing effort was aimed at providing clients with data of known quality. The EPA have advised ITS Environmental that the reprocessing is not acceptable to the EPA for clean up or compliance purposes. Nevertheless, ITS Environmental believes that it can establish the scientific integrity of the reprocessing work, which ITS believes confirms that the original data was accurate to within normally accepted limits. This has been confirmed by an independent consultant which specialises in reprocessing of data.

ITS Environmental continues to co-operate fully with the government investigation.

On December 9, 1999, a complaint was filed by a customer in federal court in Chicago, Illinois against Intertek Testing Services Environmental Laboratories, Inc. seeking declaratory judgement and damages arising from analyses performed between 1991 and 1997. On December 17, 1999, a complaint was filed in state court in Kansas City, Missouri, against Intertek Testing Services Limited seeking damages from improper testing and analysis. On January 12, 2000, a third complaint was filed in state court in Los Angeles, California, against Intertek Testing Services Limited and Intertek Testing Services Environmental Laboratories, Inc. seeking damages arising for improper testing and analysis and alleging fraud.

On September 21, 2000, the US Department of Justice announced that a federal grand jury in Dallas, Texas returned an indictment of thirty counts against thirteen persons who were formerly employed at Intertek Testing Services Environmental Laboratories Inc in Richardson, Texas. Charges against the thirteen persons include conspiracy to commit mail fraud, conspiracy to present false, fictitious and fraudulent claims against the United States and wire fraud. The trial date has been provisionally set for February 5, 2001. To date, no criminal charges have been filed against ITS Environmental.

All these cases are in the preliminary stages and we are unable to predict the outcome of these actions. We are unable to estimate the cost of any civil or criminal penalties arising from this investigation. However, on the basis of currently available information, we consider that the outcome is unlikely to have a material adverse effect on our business and our financial position. We have notified Inchcape plc of the investigation and are pursuing possible rights of recovery against Inchcape plc under the Share Purchase Deed. Our group professional indemnity insurance policy may respond at least to legal costs, civil damages and third party claims. With our broker, we are seeking acceptance of the loss by the insurer.

Caleb Brett USA, Inc – Puerto Rico

Caleb Brett USA, Inc has been informed that an investigation is underway by the U.S. Department of Justice Environmental Crime Section of certain practices at its Puerto Rico facility. The investigation, which relates to events in 1997 and prior, is at a preliminary stage and we are unable to predict the outcome or estimate the cost of any civil or criminal penalties that may arise. However, on the basis of currently available information, we consider that the outcome is unlikely to have a material adverse effect on our business and our financial position. We have notified Inchcape plc of the investigation and are pursuing possible rights of recovery against Inchcape plc under the Share Purchase Deed. This event may give rise to a claim under our group professional indemnity insurance policy and our brokers have been notified.

Euro

On January 1, 1999, eleven of the European Union member states, including seven countries in which we operate, established fixed conversion rates between their existing currencies and adopted one common currency, the Euro. The conversion to the Euro eliminates currency exchange rate risk among the eleven member countries.

The currencies of the eleven member states remain legal tender in the participating countries during a three-year transition period from January 1, 1999 through January 1, 2002. Effective January 1, 1999, the Euro is traded on currency exchanges and is available for non-cash transactions during the three-year transitional period. Beginning on January 1, 2002, the European Central Bank will issue Euro-denominated bills and coins for use in cash transactions. On or before July 1, 2002, the participating countries will withdraw all bills and coins and use the Euro as their legal currency.

Our operating units affected by the Euro have established plans to address the issues raised by the conversion. These issues, among others, include such matters as pricing, continuity of contracts, accounting and financial reporting, taxation, treasury activities and computer systems. A number of our operating units in France and Portugal have converted their systems and began reporting in Euros during Q1 00. We anticipate that the remaining operating units will convert their local records to the Euro during the three-year transition period.

Although we have not identified any immediate problems, we cannot be certain that the harmonisation of currencies in Europe will not have a material adverse impact on the operating results, financial position or liquidity of our European businesses.

Intertek Testing Services Limited
Consolidated Statements of Operations

		(Unaudited)

	Note	Nine months to September 30, 1999 £m	Nine months to September 30, 2000 £m

Revenues
Continuing operations		261.0	291.2
Discontinued operations		8.5	0.7

Group revenues		269.5	291.9
Operating costs		(228.2)	(245.7)

Group operating income		41.3	46.2
Share of operating profit in associates		0.2	0.6

Total operating income		41.5	46.8

Operating income/(loss) before exceptional items
Continuing operations		35.3	43.3
Discontinued operations		(1.8)	(0.7)

		33.5	42.6

Exceptional items credited/(charged) to operating income
Continuing operations		10.9	7.2
Discontinued operations		(2.9)	(3.0)

Total operating income		41.5	46.8

Operating income/(loss) after exceptional items
Continuing operations		46.2	50.5
Discontinued operations		(4.7)	(3.7)

Total operating income		41.5	46.8

Non-operating exceptional items
Continuing operations		2.5	(3.0)
Discontinued operations		—	(12.2)

Total non-operating exceptional items		2.5	(15.2)

Income on ordinary activities before net interest		44.0	31.6
Net interest expense		(24.3)	(26.4)

Income before taxation		19.7	5.2
Taxation	3	(5.4)	(7.6)

Income/(loss) after taxation		14.3	(2.4)
Minority interests		(2.4)	(2.4)

Net income/(loss) for the group and its share of associates		11.9	(4.8)

The accompanying notes on pages F-6 to F-27 are an integral part of these financial statements.

Intertek Testing Services Limited
Consolidated Statements of Operations

	(Unaudited)

	Three months to September 30, 1999 £m	Three months to September 30, 2000 £m

Revenues
Continuing operations	87.9	102.4
Discontinued operations	2.9	—

Group revenues	90.8	102.4
Operating costs	(80.5)	(79.4)

Group operating income	10.3	23.0
Share of operating profit in associates	—	0.1

Total operating income	10.3	23.1

Operating income/(loss) before exceptional items
Continuing operations	10.6	15.7
Discontinued operations	(0.6)	—

	10.0	15.7

Exceptional items credited/(charged) to operating income
Continuing operations	3.2	8.4
Discontinued operations	(2.9)	(1.0)

Total operating income	10.3	23.1

Operating income/(loss) after exceptional items
Continuing operations	13.8	24.1
Discontinued operations	(3.5)	(1.0)

Total operating income	10.3	23.1

Non-operating exceptional items
Continuing operations	0.1	—
Discontinued operations	—	0.1

Total non-operating exceptional items	0.1	0.1

Income on ordinary activities before net interest	10.4	23.2
Net interest expense	(8.0)	(9.3)

Income before taxation	2.4	13.9
Taxation	(0.1)	(2.0)

Income after taxation	2.3	11.9
Minority interests	(0.9)	(1.0)

Net income for the group and its share of associates	1.4	10.9

The accompanying notes on pages F-6 to F-27 are an integral part of these financial statements.

Intertek Testing Services Limited
Consolidated Balance Sheets

		(Unaudited)

	Notes	December 31, 1999 £m	September 30, 2000 £m

ASSETS
Current assets
Cash	8	20.2	33.6
Trade receivables		70.1	77.8
Inventories		2.6	1.8
Other current assets		15.6	20.0

Total current assets		108.5	133.2
Goodwill		15.8	16.2
Property, plant and equipment, net		53.8	59.5
Investments		0.5	1.2

Total assets		178.6	210.1

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Borrowings (including current portion of long term borrowings)	4	15.4	22.2
Accounts payable, accrued liabilities and deferred income		69.5	82.2
Income taxes payable		5.4	6.3

Total current liabilities		90.3	110.7
Long term borrowings	4	278.2	305.4
Provisions for liabilities and charges		6.8	7.0
Minority interests		5.8	5.7
Shareholders’ deficit
Ordinary shares		0.8	0.8
Redeemable preference shares		105.5	105.5
Shares to be issued		2.8	2.8
Premium in excess of par value		3.6	3.6
Accumulated deficit		(315.2)	(331.4)

Total shareholders’ deficit		(202.5)	(218.7)

Total liabilities and shareholders’ deficit		178.6	210.1

The accompanying notes on pages F-6 to F-27 are an integral part of these financial statements.

Intertek Testing Services Limited
Consolidated Statements of Cash Flows

		(Unaudited)

	Notes	Nine months to September 30, 1999 £m	Nine months to September 30, 2000 £m

Total operating cash inflow	6	45.1	51.1
Returns on investments and servicing of finance	7	(13.0)	(15.8)
Taxation		(4.5)	(7.3)
Capital expenditure and financial investment	7	(9.1)	(14.1)
Acquisitions and disposals	7	(2.8)	0.1

Cash inflow before financing		15.7	14.0

Financing	7	(4.4)	(0.9)

Increase in cash in the period		11.3	13.1

Reconciliation of net cash flow to movement in net debt	8

Increase in cash in the period		11.3	13.1

Cash inflow from movement in debt		24.8	1.0

Change in net debt resulting from cash flows		36.1	14.1
Debt issued in lieu of interest payment		(6.0)	(7.2)
Acquisitions and disposals		(1.6)	(0.8)
Other non-cash movements		(1.5)	(1.6)
Exchange adjustments		(5.2)	(25.1)

Decrease/(increase) in net debt in the period		21.8	(20.6)
Net debt at the start of the period		(279.0)	(273.4)

Net debt at the end of the period		(257.2)	(294.0)

The accompanying notes on pages F-6 to F-27 are an integral part of these financial statements.

Intertek Testing Services Limited
Consolidated Statements of Total Recognised Gains and Losses

	(Unaudited)

	Nine months to September 30, 1999 £m	Nine months to September 30, 2000 £m

Net income/(loss) from subsidiaries	12.2	(4.6)
Net loss from associates	(0.3)	(0.2)

	11.9	(4.8)
Exchange adjustments	(5.6)	(21.4)

Total recognised gains and losses	6.3	(26.2)

There is no material difference between income before taxation, and net income for the financial periods, as stated in the statements of operations and their historical cost equivalents.

Consolidated Statements of Changes in Shareholders’ Deficit

	(Unaudited)

	Ordinary shares £m	Redeemable preferences shares £m	Shares to be issued £m	Premium in excess of par value £m	Accumulated deficit £m	Total £m

Balance at January 1, 1999	0.3	86.7	2.8	3.0	(314.2)	(221.4)
Net income	—	—	—	—	11.9	11.9
Issue of shares	0.5	18.8	—	0.6	—	19.9
Exchange adjustments	—	—	—	—	(5.6)	(5.6)

Balance at September 30, 1999	0.8	105.5	2.8	3.6	(307.9)	(195.2)

Balance at January 1, 2000	0.8	105.5	2.8	3.6	(315.2)	(202.5)
Net loss	—	—	—	—	(4.8)	(4.8)
Goodwill adjustments	—	—	—	—	10.0	10.0
Exchange adjustments	—	—	—	—	(21.4)	(21.4)

Balance at September 30, 2000	0.8	105.5	2.8	3.6	(331.4)	(218.7)

Included in accumulated deficit is £289.8 million relating to goodwill (at September 30, 1999: £273.6 million). This comprises goodwill of £287.8 million written off to reserves in relation to the acquisition of subsidiaries prior to December 1997 (at September 30, 1999: £272.6 million) and £2.0 million amortised goodwill in relation to acquisitions from January 1, 1998 (at September 30, 1999: £1.0 million).

The accompanying notes on pages F-6 to F-27 are an integral part of these financial statements.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

1.       Basis of presentation

The accompanying consolidated financial statements of the Company and its subsidiaries at September 30, 2000, for the nine months to September 30, 2000 and for the three months to September 30, 2000 are unaudited. In the opinion of the Directors, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial statements have been included. The results of these periods are not necessarily indicative of results for the entire year and have been prepared in conformity with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”) and are presented under the historical cost convention. These principles differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”) – see note 9.

For the purpose of these condensed consolidated financial statements, certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom have been condensed or omitted. These unaudited statements should be read in conjunction with the audited financial statements and notes as of and for the year ended December 31, 1999.

2.       Accounting policies

The significant accounting policies adopted by the Company and its subsidiaries are set out below.

Basis of consolidation

The consolidated financial statements of the Company include the financial statements of the Company and its subsidiaries.

The acquisition method of accounting has been adopted. Under this method, the results of subsidiaries acquired or sold are included in the consolidated statement of income of the Company from, or up to, the date control passes.

The consolidated statements of income of the Company include their respective shares of income from associated undertakings. The consolidated balance sheets of the Company includes interests in associates at their respective shares of the net tangible assets.

Use of estimates

Preparation of financial statements in conformity with U.K. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for an accounting period. Such estimates and assumptions could change in the future as more information becomes known or circumstances alter, such that the group’s actual results may differ from the amounts reported and disclosed in the financial statements.

Foreign currencies

The results of operations and cash flows of overseas subsidiaries and associated undertakings are translated into sterling at the average of the month end rates of exchange for the period. Assets and liabilities in foreign currencies are translated into sterling at closing rates of exchange except where rates are fixed under contractual arrangements.

The difference between net income/(loss) translated at average and at closing rates of exchange is included in the statement of total recognised gains and losses as a movement in shareholders’ equity/(deficit). Exchange differences arising from the retranslation to closing rates of exchange of opening shareholders’ equity, long-term foreign currency borrowings used to finance foreign currency investments, and foreign currency borrowings that provide a hedge against shareholders’ equity are also reflected as movements in shareholders’ equity/(deficit). All other exchange differences are dealt with in operations.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Accounting policies (continued)

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less depreciation, which is provided, except for freehold land, on a straight line basis over the estimated useful lives of the assets, mainly at the following annual rates:

Freehold buildings and long leasehold land and buildings	2%
Short leasehold land and buildings	term of lease
Plant, machinery and equipment	10% - 33.3%

Leases

Assets held under capital leases are treated as if they had been purchased at the present value of the minimum lease payments. This cost is included in property, plant and equipment, and depreciation is provided over the shorter of the lease term or the estimated useful life. The corresponding obligations under these leases are included within borrowings. The finance charge element of rentals payable is charged to operations to produce a constant rate of interest. Operating lease rentals are charged to operations on a straight-line basis over the periods of the leases.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost comprises expenditure incurred in the normal course of business in bringing inventories and work in progress to their present location and condition.

Revenues

Revenues represent the total amount receivable for services provided and goods sold, excluding sales-related taxes and intra-group transactions. Revenue is recognised when the relevant service is completed or goods delivered.

Taxation

Deferred taxation is provided using the liability method at current taxation rates on timing differences to the extent that the directors consider that it is probable that a liability or asset will crystallise.

Pension benefits

Liabilities under defined contribution pension schemes are charged to operations when incurred. ITS has a number of defined benefit pension schemes for which contributions are based on triennial actuarial valuations. Pension charges in operations have been calculated at a substantially level percentage of current and expected future pensionable payroll, with variations from regular cost spread over the expected remaining service lives of employees.

Goodwill and other intangible assets

Purchased goodwill in respect of acquisitions since January 1, 1998 is capitalised in accordance with the requirements of FRS 10: Goodwill and Intangible Assets, and is amortised on a straight line bases over its estimated useful life, which is up to 20 years. Other intangible assets, such as non compete covenants, are amortised over the term of the agreement, generally between two to five years. Purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of acquisition in accordance with the accounting standard then in force. When a subsequent disposal occurs any goodwill previously written off to reserves is written back through the profit and loss account.

Derivative financial instruments

ITS uses various derivative financial instruments to manage its exposure to foreign exchange and interest rate risks. Derivative financial instruments are considered hedges if they meet certain criteria. A forward exchange contract is

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Accounting policies (continued)

Derivative financial instruments (continued)

considered a hedge of an identifiable foreign currency commitment if such contract is designated as, and is effective as, a hedge of a firm foreign currency commitment. An interest rate swap agreement is considered a “synthetic alteration” (and accounted for like a hedge) when the agreement is designated with a specific liability and it alters the interest rate characteristics of such liability. An Interest rate cap agreement must also meet the same criteria as an interest rate swap to be considered hedges of a specific liability. Derivative financial instruments failing to meet the aforementioned criteria are accounted for at fair value with the resulting unrealised gains and losses included in the statement of operations.

Forward exchange contracts. Forward exchange contracts are designated as hedges of firm foreign currency commitments. Gains and losses on such contracts are deferred and recognised in income or as an adjustment of the carrying amount when the hedged transaction occurs.

Interest rate cap agreements. Interest rate cap agreements are accounted for under the accruals basis. Amounts receivable under the agreement are accrued when due as a reduction of interest charges. Premiums paid for purchased interest rate cap agreements are amortised to interest charges over the term of the caps.

Interest rate swaps. Interest rate swap agreements are designated to change the interest rate characteristics of floating-rate borrowings. Accordingly, these agreements are accounted for under the settlement basis. The interest differential between the amounts received and amount paid is recognised as an adjustment to interest charges over the term of the swap.

3.       Taxation

The taxation charges on income before taxation and exceptional items for the nine month periods ended September 30, 1999 and September 30, 2000 have been calculated based on the estimated effective tax rates for the relevant full years. Exceptional items have been tax effected as appropriate.

4.       Borrowings

	December 31, 1999 £m	September 30, 2000 £m

Due in less than one year:
Senior Term Loan A	4.7	8.7
Senior Revolver	10.4	13.4
Other borrowings	0.3	0.1

	15.4	22.2

Due in more than one year:
Senior Subordinated Notes	120.9	133.9
Senior Term Loan A	54.7	52.8
Senior Term Loan B	33.7	34.9
Parent Subordinated PIK Debentures	68.6	83.7
Other borrowings	0.3	0.1

	278.2	305.4

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Borrowings (continued)

Maturity of borrowings:

	Senior Subordinated Notes	Senior Term Loan A	Senior Term Loan B	Senior Revolver	Parent Subordinated PIK Debentures	Other borrowings	Total borrowings

	£m	£m	£m	£m	£m	£m	£m

Due in less than one year	—	9.4	—	13.4	—	0.1	22.9
Due in one to two years	—	37.8	—	—	—	0.1	37.9
Due in 2 and 5 years	—	16.0	35.8	—	—	—	51.8
Due in over 5 years	139.0	—	—	—	85.1	—	224.1

	139.0	63.2	35.8	13.4	85.1	0.2	336.7
Debt issuance costs	(5.1)	(1.7)	(0.9)	—	(1.4)	—	(9.1)

	133.9	61.5	34.9	13.4	83.7	0.2	327.6

5.       Reconciliation of movement in shareholders’ deficit

	Nine months to September 30, 1999 £m	Nine months to September 30, 2000 £m

Total recognised gains and losses for the period	6.3	(26.2)
Issue of ordinary share capital	1.1	—
Issue of redeemable preference shares	18.8	—
Goodwill adjustments	—	10.0

	26.2	(16.2)
Opening shareholders’ deficit	(221.4)	(202.5)

Closing shareholders’ deficit	(195.2)	(218.7)

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

6.       Reconciliation of operating income to operating cash flows

	Nine months to September 30, 1999 £m	Nine months to September 30, 2000 £m

Operating income	41.5	46.8
Depreciation charge	8.4	9.4
Goodwill amortisation	0.6	0.8
Loss on sale of fixed assets	0.1	0.2
Decrease/(increase) in inventories	0.1	(0.2)
Increase in receivables and prepayments	(4.8)	(10.9)
(Decrease)/increase in payables	(4.6)	4.9
Cash receipts from exporters	5.4	—
Discontinued operating exceptional provisions - Environmental	2.9	3.0
Decrease in other provisions	(4.7)	(2.7)

	44.9	51.3
Equity income of associates	(0.2)	(0.6)
Less dividends received from associates	0.4	0.4

Total operating cash inflow	45.1	51.1

7.       Analysis of cash flows

	Nine months to September 30, 1999 £m	Nine months to September 30, 2000 £m

Returns on investment and servicing of finance
Net interest paid	(11.4)	(13.0)
Dividends paid to minorities	(1.6)	(2.8)

	(13.0)	(15.8)

Capital expenditure and financial investment
Purchase of property, plant and equipment	(9.3)	(14.3)
Sale of property, plant and equipment	0.2	0.2

	(9.1)	(14.1)

Acquisitions and disposals
Purchase of subsidiary undertakings	(6.5)	(1.4)
Sale of subsidiary undertakings	3.7	1.6
Acquisition provision payments	—	(0.1)

	(2.8)	0.1

Financing
(Repayment)/issue of short term debt	(16.3)	2.9
Repayment of other loans	(8.5)	(3.9)
Issue of ordinary shares	1.1	—
Issue of redeemable preference share	18.8	—
Cash subscribed by minorities	0.5	0.1

	(4.4)	(0.9)

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

8.       Analysis of net debt

	At December 31, 1999 £m	Cash flow £m	Acquisitions and disposals £m	Debt issued in lieu of interest payment £m	Other non- cash changes £m	Exchange adjustments £m	At September 30, 2000 £m

Net cash
Cash in hand and at bank	20.2	13.1	(0.8)	—	—	1.1	33.6

Debt
Debt due within one year	(15.4)	1.0	—	—	(6.9)	(0.9)	(22.2)
Debt due after one year	(278.2)	—	—	(7.2)	5.3	(25.3)	(305.4)

	(293.6)	1.0	—	(7.2)	(1.6)	(26.2)	(327.6)

Total net debt	(273.4)	14.1	(0.8)	(7.2)	(1.6)	(25.1)	(294.0)

9.       Summary of differences between U.K. and U.S. GAAP

The consolidated financial statements are prepared in conformity with U.K. GAAP. These accounting principles differ in certain material respects from U.S. GAAP. Described below are the material differences between U.K. GAAP and U.S. GAAP affecting the net income/(loss) and shareholders’ equity/(deficit) which are set forth in the tables that follow.

Goodwill and other intangible assets

Under U.K. GAAP, purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of acquisition. Purchased goodwill in respect of acquisitions since January 1, 1998 is capitalised in accordance with the requirements of FRS 10, Goodwill and Intangible Assets. Other intangible assets, such as non compete covenants, are amortised over the term of the agreement, generally between two to five years. Positive goodwill is amortised to nil in equal instalments over its estimated useful life, generally not exceeding 20 years. Under U.S. GAAP, goodwill and identifiable intangibles are capitalised and are written off over their estimated useful lives, generally not exceeding 40 years. U.S. GAAP goodwill and identifiable intangibles are being written off over periods not exceeding 20 years.

Redeemable preference shares

Under U.K. GAAP, preference shares with mandatory redemption features or redeemable at the option of the security holders would be classified as a component of shareholders’ equity. U.S. GAAP requires such redeemable preference shares to be classified as debt and not as shareholders’ equity.

Pension costs — defined benefit plans

Under U.K. GAAP, the cost of providing pension benefits is expensed over the average expected service lives of eligible employees on the basis of a constant percentage of current and estimated future earnings. Under U.S. GAAP, costs and surpluses are similarly spread over the remaining service lives but based on prescribed actuarial assumptions, cost allocation and valuation methods which differ in certain respects from those used for U.K. GAAP.

As a result of this difference in methodology, the U.S. GAAP pension expense can be significantly different from that determined under U.K. GAAP and tends to be more sensitive to changing economic conditions.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Summary of differences between U.K. and U.S. GAAP (continued)

Compensated absences

Under U.S. GAAP, compensated absences, being an employee’s paid holiday entitlements, are accrued as earned. U.K. GAAP does not require provision to be made.

Deferred taxation

Under U.K. GAAP, deferred taxation is accounted for using the liability method to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under U.S. GAAP, deferred taxation is provided on all temporary differences and carryforwards. Deferred tax assets are recognised to the extent that it is more likely than not that they will be realised. Where doubt exists as to whether a deferred tax asset will be realised, an appropriate valuation allowance is established. In addition, deferred taxes on other U.S. GAAP differences is provided.

Effect of material differences between U.K. and U.S. GAAP and additional disclosures

(a) Net income/(loss)

	Nine months to September 30, 1999 £m	Nine months to September 30, 2000 £m

Net income/(loss) reported under U.K. GAAP	11.9	(4.8)
Goodwill amortisation	(8.8)	(7.2)
Covenants not to compete amortisation	(9.6)	—
Loss on disposal and closure of discontinued operation	—	—
Previously recognised loss on disposal and closure of discontinued operation	—	11.6
Pensions	(0.2)	—
Compensated absences	(0.1)	0.2
Deferred taxes	—	—
Tax effect of U.S. GAAP reconciling adjustments	—	—

Net loss in conformity with U.S. GAAP	(6.8)	(0.2)

Continuing operations	(1.9)	15.7
Discontinued operations	(4.9)	(15.9)

Net loss in conformity with U.S. GAAP	(6.8)	(0.2)

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Summary of differences between U.K. and U.S. GAAP (continued)

(b) Shareholders’ deficit

The approximate effects on shareholders’ deficit of material differences between U.K. and U.S. GAAP are as follows:

	December 31, 1999 £m	September 30, 2000 £m

Shareholders’ deficit reported under U.K. GAAP	(202.5)	(218.7)
Goodwill	190.0	193.3
Covenants not to compete	—	—
Redeemable preference shares	(105.5)	(105.5)
Previously recognised loss on disposal and closure of discontinued operation	(5.0)	—
Pensions	1.0	1.0
Compensated absences	(0.7)	(0.5)

Shareholders’ deficit in conformity with U.S. GAAP	(122.7)	(130.4)

The following table reconciles shareholders’ deficit under U.S. GAAP:

Shareholders’ deficit at beginning of period	(94.3)	(122.7)
Issue of shares	1.1	—
Net loss for the period	(24.0)	(0.2)
Exchange adjustments	(5.5)	(7.5)

Shareholders’ deficit at end of period	(122.7)	(130.4)

(c) Cash flows

The statements of cash flows prepared in accordance with U.K. GAAP present substantially the same information as that required under U.S. GAAP. Under U.S. GAAP however, there are certain differences from U.K. GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash.

Under U.K. GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under U.S. GAAP, three categories of cash flow activity are reported, those being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would, with the exception of dividends paid, be included as operating activities under U.S. GAAP. Capital expenditure and financial investment, acquisitions and disposals and management of liquid resources would be included as investing activities. The payment of dividends would be included under financing activities under U.S. GAAP.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Summary of differences between U.K. and U.S. GAAP (continued)

Set out below is a summary of the statements of cash flows under U.S. GAAP.

	Nine months to September 30, 1999 £m	Nine months to September 30, 2000 £m

Net cash provided by operating activities	30.4	25.6
Net cash used in investing activities	(13.4)	(10.6)
Net cash used in financing activities	(4.8)	(6.1)

	12.2	8.9
Effect of exchange rate changes	—	1.1

Net increase in cash by continuing operations	12.2	10.0

Increase in cash by continuing operations	12.2	10.0
(Decrease)/increase in cash by discontinued operations	(2.6)	3.4
Cash at beginning of period	16.8	20.2

Cash at end of period	26.4	33.6

(d) Comprehensive income

The company has adopted SFAS No. 130, “Reporting Comprehensive Income”, which established standards for the reporting and presentation of comprehensive income/(loss) and its components in a full set of financial statements. The Company’s comprehensive income/(loss) differs from net income only by the amount of the foreign currency exchange adjustments charged to shareholders’ deficit for the period. Comprehensive income for the nine months to September 30, 1999 and the nine months to September 30, 2000 is equal to the total recognised gains and losses shown on the consolidated statement of total recognised gains and losses. Accumulated other comprehensive losses were £8.2 million and £34.9 million at September 30, 1999 and September 30, 2000, respectively.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

10.       Issuer, guarantor and non-guarantor companies

Intertek Finance plc (“the Issuer”) is a wholly owned direct subsidiary of the Company and the Issuer has issued the Notes which are fully and unconditionally guaranteed on a senior subordinated basis by the Company and certain of its wholly owned direct subsidiaries: Intertek Testing Services UK Limited, Testing Holdings USA Inc., Yickson Enterprises Limited, Kite Overseas Holdings BV, ITS Holding Limited, Testing Holdings Sweden AB, Testing Holdings France EURL, Testing Holdings Germany GmbH (collectively, the “Guarantor subsidiaries” and, together with the Company, the “Guarantors”). In addition, each of the Guarantor’s guarantee is itself guaranteed by each other Guarantor, fully and unconditionally, on a senior subordinated basis. Subject to the provisions of the agreement under which the loans to finance the acquisition of the business were made, certain exceptions and applicable law, there are no restrictions on the ability of:

(a)	the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to the Issuer or
(b)	the direct and indirect subsidiaries of the Company from paying dividends or making any other distribution or loans or advances to the Company.

Separate financial statements and other disclosures concerning the Issuer and the Guarantors are not presented because management has determined that they are not material to the investors. In lieu of the separate guarantor financial statements, management has presented audited consolidating financial information. The audited consolidating financial information presented below has been segregated between (a) the Issuer, (b) the Guarantors and (c) the non-Guarantor subsidiaries.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Operations
Nine months to September 30, 2000

	Intertek Finance plc £m	Guarantors £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Total group revenue	—	—	322.9	(31.0)	291.9
Operating costs	—	(0.5)	(276.3)	31.0	(245.8)
Share of operating profit in associates	—	—	0.6	—	0.6

Operating (loss)/income	—	(0.5)	47.2	—	46.7
Non-operating exceptional items	—	(7.4)	(7.7)	—	(15.1)

(Loss)/income before interest	—	(7.9)	39.5	—	31.6
Net interest expense	0.1	(12.3)	(14.2)	—	(26.4)

Income/(loss) before taxation	0.1	(20.2)	25.3	—	5.2
Taxation	—	0.5	(8.1)	—	(7.6)

Income/(loss) after taxation	0.1	(19.7)	17.2	—	(2.4)
Minority interests	—	—	(2.4)	—	(2.4)
Dividends from/(to) group companies	—	0.9	(0.9)	—	—

Net income/(loss)	0.1	(18.8)	13.9	—	(4.8)

Statements of Operations
Three months to September 30, 2000

	Intertek Finance plc £m	Guarantors £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Total group revenue	—	—	113.9	(11.5)	102.4
Operating costs	—	(0.3)	(90.6)	11.5	(79.4)
Share of operating profit in associates	—	—	0.1	—	0.1

Operating (loss)/income	—	(0.3)	23.4	—	23.1
Non-operating exceptional items	—	(1.1)	1.2	—	0.1

(Loss)/income before interest	—	(1.4)	24.6	—	23.2
Net interest expense	(0.4)	(4.3)	(4.6)	—	(9.3)

Income/(loss) before taxation	(0.4)	(5.7)	20.0	—	13.9
Taxation	—	0.3	(2.3)	—	(2.0)

Income/(loss) after taxation	(0.4)	(5.4)	17.7	—	11.9
Minority interests	—	—	(1.0)	—	(1.0)
Dividends from/(to) group companies	—	—	—	—	—

Net (loss)/income	(0.4)	(5.4)	16.7	—	10.9

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Operations
Nine months to September 30, 1999

	Intertek Finance plc £m	Guarantors £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Total group revenue	—	—	309.1	(39.6)	269.5
Operating income/(costs)	0.1	0.1	(268.0)	39.6	(228.2)
Share of operating profit in associates	—	—	0.2	—	0.2

Operating income	0.1	0.1	41.3	—	41.5
Non-operating exceptional items	—	(1.2)	3.7	—	2.5

Income/(loss) before interest	0.1	(1.1)	45.0	—	44.0
Net interest expense	—	(10.8)	(13.5)	—	(24.3)

Income/(loss) before taxation	0.1	(11.9)	31.5	—	19.7
Taxation	—	1.0	(6.4)	—	(5.4)

Income/(loss) after taxation	0.1	(10.9)	25.1	—	14.3
Minority interests	—	—	(2.4)	—	(2.4)
Dividends from/(to) group companies	—	0.5	(0.5)	—	—

Net income/(loss)	0.1	(10.4)	22.2	—	11.9

Statements of Operations
Three months to September 30, 1999

	Intertek Finance plc £m	Guarantors £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Total group revenue	—	—	100.9	(10.1)	90.8
Operating costs	—	—	(90.6)	10.1	(80.5)
Share of operating profit in associates	—	—	—	—	—

Operating income	—	—	10.3	—	10.3
Non-operating exceptional items	—	(0.2)	0.3	—	0.1

(Loss)/income before interest	—	(0.2)	10.6	—	10.4
Net interest expense	—	(3.4)	(4.6)	—	(8.0)

(Loss)/income before taxation	—	(3.6)	6.0	—	2.4
Taxation	—	0.2	(0.3)	—	(0.1)

(Loss)/income after taxation	—	(3.4)	5.7	—	2.3
Minority interests	—	—	(0.9)	—	(0.9)
Dividends from/(to) group companies	—	—	—	—	—

Net (loss)/income	—	(3.4)	4.8	—	1.4

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Balance Sheets
September 30, 2000

	Intertek Finance plc £m	Guarantors £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

ASSETS
Current assets
Cash	—	(3.8)	37.4	—	33.6
Trade receivables	—	—	77.8	—	77.8
Inventories	—	—	1.8	—	1.8
Other current assets	148.0	317.5	315.2	(760.7)	20.0

Total current assets	148.0	313.7	432.2	(760.7)	133.2
Goodwill	—	—	16.2	—	16.2
Property, plant and equipment, net	—	—	59.5	—	59.5
Investments in subsidiary undertakings	—	347.5	61.0	(408.5)	—
Investments	—	—	1.2	—	1.2

Total assets	148.0	661.2	570.1	(1,169.2)	210.1

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities
Borrowings (including current portion of long term borrowings)	—	22.4	(0.2)	—	22.2
Accounts payable, accrued liabilities and deferred
income	12.6	271.6	558.7	(760.7)	82.2
Income taxes payable/(receivable)	—	(2.1)	8.4	—	6.3

Total current liabilities	12.6	291.9	566.9	(760.7)	110.7
Long term borrowings	135.1	171.8	(1.5)	—	305.4
Provisions for liabilities and charges	—	—	7.0	—	7.0
Minority interests	—	—	5.7	—	5.7
Shareholders’ equity/(deficit)
Ordinary shares	—	116.9	195.0	(311.1)	0.8
Redeemable preference shares	—	105.5	—	—	105.5
Shares to be issued	—	2.8	—	—	2.8
Premium in excess of par value	—	29.5	0.5	(26.4)	3.6
Accumulated earnings/(deficit)	0.3	(57.2)	(203.5)	(71.0)	(331.4)

Total shareholders’ equity/(deficit)	0.3	197.5	(8.0)	(408.5)	(218.7)

Total liabilities and shareholders’ equity/(deficit)	148.0	661.2	570.1	(1,169.2)	210.1

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Balance Sheets
December 31, 1999

	Intertek Finance plc £m	Guarantors £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

ASSETS
Current assets
Cash	—	(6.7)	26.9	—	20.2
Trade receivables	—	—	70.1	—	70.1
Inventories	—	—	2.6	—	2.6
Other current assets	130.3	280.4	256.5	(651.6)	15.6
Deferred taxation asset	—	—	—	—	—

Total current assets	130.3	273.7	356.1	(651.6)	108.5
Goodwill	—	—	15.8	—	15.8
Property, plant and equipment, net	—	—	53.8	—	53.8
Investments in subsidiary undertakings	—	335.2	74.4	(409.6)	—
Investments	—	—	0.5	—	0.5

Total assets	130.3	608.9	500.6	(1,061.2)	178.6

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities
Borrowings (including current portion of long term borrowings)	—	15.5	(0.1)	—	15.4
Accounts payable, accrued liabilities and deferred income	8.0	229.2	483.9	(651.6)	69.5
Income taxes payable/(receivable)	—	(2.5)	7.9	—	5.4

Total current liabilities	8.0	242.2	491.7	(651.6)	90.3
Long term borrowings	122.1	157.7	(1.6)	—	278.2
Provisions for liabilities and charges	—	—	6.8	—	6.8
Minority interests	—	—	5.8	—	5.8
Shareholders’ equity/(deficit)
Ordinary shares	—	106.6	205.1	(310.9)	0.8
Redeemable preference shares	—	105.5	—	—	105.5
Shares to be issued	—	2.8	—	—	2.8
Premium in excess of par value	—	27.2	2.9	(26.5)	3.6
Accumulated earnings/(deficit)	0.2	(33.1)	(210.1)	(72.2)	(315.2)

Total shareholders’ equity/(deficit)	0.2	209.0	(2.1)	(409.6)	(202.5)

Total liabilities and shareholders’ equity/(deficit)	130.3	608.9	500.6	(1,061.2)	178.6

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
Nine months to September 30, 2000

	Intertek Finance plc £m	Guarantors £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Total operating cash inflow	—	—	51.1	—	51.1
Returns on investments and servicing of finance	(0.2)	(2.0)	(13.6)	—	(15.8)
Taxation	—	1.2	(8.5)	—	(7.3)
Capital expenditure and financial investment	—	—	(14.1)	—	(14.1)
Acquisitions and disposals	—	(1.8)	1.9	—	0.1

Cash (outflow)/inflow before financing	(0.2)	(2.6)	16.8	—	14.0

Financing	0.2	5.5	(6.6)	—	(0.9)

Increase in cash in the period	—	2.9	10.2	—	13.1

Reconciliation of net cash flow to movement in net debt

Increase in cash in the period	—	2.9	10.2	—	13.1

Cash inflow from increase in debt	—	0.5	0.5	—	1.0

Change in net debt resulting from cash flows	—	3.4	10.7	—	14.1
Debt issued in lieu of interest payment	—	(7.2)	—	—	(7.2)
Acquisitions and disposals	—	—	(0.8)	—	(0.8)
Other non-cash movements	(0.5)	(0.5)	(0.6)	—	(1.6)
Exchange adjustments	(12.5)	(13.8)	1.2	—	(25.1)

Movement in net debt in the period	(13.0)	(18.1)	10.5	—	(20.6)
Net debt at the start of the period	(122.1)	(180.0)	28.7	—	(273.4)

Net debt at the end of the period	(135.1)	(198.1)	39.2	—	(294.0)

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
Nine months to September 30, 1999

	Intertek Finance plc £m	Guarantors £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Total operating cash (outflow)/inflow	(0.1)	(1.1)	46.3	—	45.1
Returns on investments and servicing of finance	2.2	(0.1)	(15.1)	—	(13.0)
Taxation	—	(0.1)	(4.4)	—	(4.5)
Capital expenditure and financial investment	—	—	(9.1)	—	(9.1)
Acquisitions and disposals	—	(1.4)	(1.4)	—	(2.8)

Cash inflow/(outflow) before financing	2.1	(2.7)	16.3	—	15.7

Financing	(2.1)	8.7	(11.0)	—	(4.4)

Increase in cash in the period	—	6.0	5.3	—	11.3

Reconciliation of net cash flow to movement in net debt

Increase in cash in the period	—	6.0	5.3	—	11.3
Cash inflow from increase in debt	—	22.9	1.9	—	24.8

Change in net debt resulting from cash flows	—	28.9	7.2	—	36.1
Debt issued in lieu of interest payment	—	(6.0)	—	—	(6.0)
Acquisitions and disposals	—	—	(1.6)	—	(1.6)
Other non-cash movements	(0.4)	0.2	(1.3)	—	(1.5)
Exchange adjustments	(2.9)	(2.4)	0.1	—	(5.2)

Movement in net debt in the period	(3.3)	20.7	4.4	—	21.8
Net debt at the start of the period	(116.3)	(187.0)	24.3	—	(279.0)

Net debt at the end of the period	(119.6)	(166.3)	28.7	—	(257.2)

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Operations
Nine months to September 30, 2000

	Intertek Testing Services Ltd £m	Testing Holdings USA Inc £m	Kite Overseas Holdings BV £m	ITS Holding Limited £m	Intertek Testing Services UK Limited £m	Testing Holdings Sweden AB £m	Yickson Enterprises Limited £m	Testing Holdings France EURL £m	Testing Holdings Germany GmbH £m	Guarantor subsidiaries Total £m

Revenues from continuing operations	—	—	—	—	—	—	—	—	—	—
Operating costs	(0.5)	—	—	—	—	—	—	—	—	(0.5)

Operating costs from continuing operations	(0.5)	—	—	—	—	—	—	—	—	(0.5)
Non-operating exceptional items	(3.0)	(4.4)	—	—	—	—	—	—	—	(7.4)

Loss before interest	(3.5)	(4.4)	—	—	—	—	—	—	—	(7.9)
Net interest expense	(6.3)	(1.1)	(0.3)	(0.1)	(2.5)	(1.5)	(0.1)	(0.1)	(0.3)	(12.3)

Loss before taxation	(9.8)	(5.5)	(0.3)	(0.1)	(2.5)	(1.5)	(0.1)	(0.1)	(0.3)	(20.2)
Taxation	—	(0.1)	—	—	0.7	—	—	(0.1)	—	0.5

Loss after taxation	(9.8)	(5.6)	(0.3)	(0.1)	(1.8)	(1.5)	(0.1)	(0.2)	(0.3)	(19.7)
Dividends from group companies	—	0.6	0.3	—	—	—	—	—	—	0.9

Net loss	(9.8)	(5.0)	—	(0.1)	(1.8)	(1.5)	(0.1)	(0.2)	(0.3)	(18.8)

Statements of Operations
Three months to September 30, 2000

	Intertek Testing Services Ltd £m	Testing Holdings USA Inc £m	Kite Overseas Holdings BV £m	ITS Holding Limited £m	Intertek Testing Services UK Limited £m	Testing Holdings Sweden AB £m	Yickson Enterprises Limited £m	Testing Holdings France EURL £m	Testing Holdings Germany GmbH £m	Guarantor subsidiaries Total £m

Revenues from continuing operations	—	—	—	—	—	—	—	—	—	—
Operating costs	(0.3)	—	—	—	—	—	—	—	—	(0.3)

Operating costs from continuing operations	(0.3)	—	—	—	—	—	—	—	—	(0.3)
Non-operating exceptional items	(1.0)	(0.1)	—	—	—	—	—	—	—	(1.1)

Loss before interest	(1.3)	(0.1)	—	—	—	—	—	—	—	(1.4)
Net interest expense	(2.3)	(0.4)	(0.1)	—	(0.9)	(0.5)	—	—	(0.1)	(4.3)

Loss before taxation	(3.6)	(0.5)	(0.1)	—	(0.9)	(0.5)	—	—	(0.1)	(5.7)
Taxation	—	—	—	—	0.3	—	—	—	—	0.3

Loss after taxation	(3.6)	(0.5)	(0.1)	—	(0.6)	(0.5)	—	—	(0.1)	(5.4)
Dividends from group companies	—	—	—	—	—	—	—	—	—	—

Net loss	(3.6)	(0.5)	(0.1)	—	(0.6)	(0.5)	—	—	(0.1)	(5.4)

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Operations
Nine months to September 30, 1999

	Intertek Testing Services Ltd £m	Testing Holdings USA Inc £m	Kite Overseas Holdings BV £m	ITS Holding Limited £m	Intertek Testing Services UK Limited £m	Testing Holdings Sweden AB £m	Yickson Enterprises Limited £m	Testing Holdings France EURL £m	Testing Holdings Germany GmbH £m	Guarantor subsidiaries Total £m

Revenues from continuing operations	—	—	—	—	—	—	—	—	—	—
Operating income	0.1	—	—	—	—	—	—	—	—	0.1

Operating income from continuing operations	0.1	—	—	—	—	—	—	—	—	0.1
Non-operating exceptional items	(1.2)	—	—	—	—	—	—	—	—	(1.2)

Loss before interest	(1.1)	—	—	—	—	—	—	—	—	(1.1)
Net interest expense	(5.5)	(0.5)	(0.2)	—	(2.5)	(1.6)	(0.1)	(0.1)	(0.3)	(10.8)

(Loss)/income before taxation	(6.6)	(0.5)	(0.2)	—	(2.5)	(1.6)	(0.1)	(0.1)	(0.3)	(11.9)
Taxation	—	0.3	—	—	0.7	—	—	—	—	1.0

(Loss)/income after taxation	(6.6)	(0.2)	(0.2)	—	(1.8)	(1.6)	(0.1)	(0.1)	(0.3)	(10.9)
Dividends from group companies	—	0.5	—	—	—	—	—	—	—	0.5

Net (loss)/income	(6.6)	0.3	(0.2)	—	(1.8)	(1.6)	(0.1)	(0.1)	(0.3)	(10.4)

Statements of Operations
Three months to September 30, 1999

	Intertek Testing Services Ltd £m	Testing Holdings USA Inc £m	Kite Overseas Holdings BV £m	ITS Holding Limited £m	Intertek Testing Services UK Limited £m	Testing Holdings Sweden AB £m	Yickson Enterprises Limited £m	Testing Holdings France EURL £m	Testing Holdings Germany GmbH £m	Guarantor subsidiaries Total £m

Revenues from continuing operations	—	—	—	—	—	—	—	—	—	—
Operating income	—	—	—	—	—	—	—	—	—	—

Operating income from continuing operations	—	—	—	—	—	—	—	—	—	—
Non-operating exceptional items	(0.2)	—	—	—	—	—	—	—	—	(0.2)

(Loss)/income before interest	(0.2)	—	—	—	—	—	—	—	—	(0.2)
Net interest expense	(1.6)	(0.3)	(0.1)	—	(0.8)	(0.5)	—	—	(0.1)	(3.4)

Loss before taxation	(1.8)	(0.3)	(0.1)	—	(0.8)	(0.5)	—	—	(0.1)	(3.6)
Taxation	—	—	—	—	0.2	—	—	—	—	0.2

Loss after taxation	(1.8)	(0.3)	(0.1)	—	(0.6)	(0.5)	—	—	(0.1)	(3.4)
Dividends from group companies	—	—	—	—	—	—	—	—	—	—

Net loss	(1.8)	(0.3)	(0.1)	—	(0.6)	(0.5)	—	—	(0.1)	(3.4)

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Balance Sheets
September 30, 2000

	Intertek Testing Services Ltd £m	Testing Holdings USA Inc £m	Kite Overseas Holdings BV £m	ITS Holding Limited £m	Intertek Testing Services UK Limited £m	Testing Holdings Sweden AB £m	Yickson Enterprises Limited £m	Testing Holdings France EURL £m	Testing Holdings Germany GmbH £m	Guarantor subsidiaries Total £m

ASSETS
Current assets
Cash	(4.8)	—	—	1.0	—	—	—	—	—	(3.8)
Other current assets	92.9	111.8	2.4	4.4	—	2.0	103.1	0.5	0.4	317.5

Total current assets	88.1	111.8	2.4	5.4	—	2.0	103.1	0.5	0.4	313.7
Investments in subsidiary undertakings	128.6	106.2	5.1	4.2	71.0	23.6	—	3.3	5.5	347.5

Total assets	216.7	218.0	7.5	9.6	71.0	25.6	103.1	3.8	5.9	661.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Borrowings (including current portion of
long term borrowings)	13.4	—	0.4	0.6	2.5	0.7	4.8	—	—	22.4
Accounts payable, accrued liabilities and
deferred income	45.1	117.4	4.0	2.8	23.2	3.1	72.2	2.9	0.9	271.6
Income taxes (receivable)/payable	—	(0.9)	—	—	(0.8)	—	—	(0.2)	(0.2)	(2.1)

Total current liabilities	58.5	116.5	4.4	3.4	24.9	3.8	77.0	2.7	0.7	291.9
Long term borrowings	83.8	—	2.5	2.6	32.7	19.1	26.6	—	4.5	171.8
Shareholders’ equity
Ordinary shares	0.8	106.9	1.3	4.2	—	1.8	—	0.8	1.1	116.9
Redeemable preference shares	105.5	—	—	—	—	—	—	—	—	105.5
Shares to be issued	2.8	—	—	—	—	—	—	—	—	2.8
Premium in excess of par value	3.6	—	—	—	25.1	—	—	—	0.8	29.5
Accumulated (deficit)/earnings	(38.3)	(5.4)	(0.7)	(0.6)	(11.7)	0.9	(0.5)	0.3	(1.2)	(57.2)

Total shareholders’ equity/(deficit)	74.4	101.5	0.6	3.6	13.4	2.7	(0.5)	1.1	0.7	197.5

Total liabilities and shareholders’ equity	216.7	218.0	7.5	9.6	71.0	25.6	103.1	3.8	5.9	661.2

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Balance Sheets
December 31, 1999

	Intertek Testing Services Ltd £m	Testing Holdings USA Inc £m	Kite Overseas Holdings BV £m	ITS Holding Limited £m	Intertek Testing Services UK Limited £m	Testing Holdings Sweden AB £m	Yickson Enterprises Limited £m	Testing Holdings France EURL £m	Testing Holdings Germany GmbH £m	Guarantor subsidiaries Total £m

ASSETS
Current assets
Cash	(7.5)	—	—	0.8	—	—	—	—	—	(6.7)
Other current assets	82.6	99.3	2.1	4.0	—	2.0	89.4	1.0	—	280.4

Total current assets	75.1	99.3	2.1	4.8	—	2.0	89.4	1.0	—	273.7
Investments in subsidiary undertakings	128.6	99.8	5.4	3.8	64.4	24.1	—	3.4	5.7	335.2

Total assets	203.7	199.1	7.5	8.6	64.4	26.1	89.4	4.4	5.7	608.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Borrowings (including current portion of
long term borrowings)	10.4	—	0.2	0.5	1.2	0.4	2.8	—	—	15.5
Accounts payable, accrued liabilities and
deferred income	37.1	103.3	3.7	2.0	18.7	1.6	59.5	2.8	0.5	229.2
Income taxes (receivable)/payable	(0.7)	(0.8)	—	—	(1.0)	—	—	0.2	(0.2)	(2.5)

Total current liabilities	46.8	102.5	3.9	2.5	18.9	2.0	62.3	3.0	0.3	242.2
Long term borrowings	68.6	—	2.9	2.7	31.7	20.0	27.2	—	4.6	157.7
Shareholders’ equity
Ordinary shares	0.8	96.9	1.3	3.8	—	1.8	—	0.9	1.1	106.6
Redeemable preference shares	105.5	—	—	—	—	—	—	—	—	105.5
Shares to be issued	2.8	—	—	—	—	—	—	—	—	2.8
Premium in excess of par value	3.6	—	—	—	22.7	—	—	—	0.9	27.2
Accumulated (deficit)/earnings	(24.4)	(0.3)	(0.6)	(0.4)	(8.9)	2.3	(0.1)	0.5	(1.2)	(33.1)

Total shareholders’ equity/(deficit)	88.3	96.6	0.7	3.4	13.8	4.1	(0.1)	1.4	0.8	209.0

Total liabilities and shareholders’ equity	203.7	199.1	7.5	8.6	64.4	26.1	89.4	4.4	5.7	608.9

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
Nine months to September 30, 2000

	Intertek Testing Services Ltd £m	Testing Holdings USA Inc £m	Kite Overseas Holdings BV £m	ITS Holding Limited £m	Intertek Testing Services UK Limited £m	Testing Holdings Sweden AB £m	Yickson Enterprises Limited £m	Testing Holdings France EURL £m	Testing Holdings Germany GmbH £m	Guarantor subsidiaries Total £m

Total operating cash inflow/(outflow)	0.4	—	—	—	—	—	—	—	(0.4)	—
Returns on investments and servicing of finance	0.2	—	—	—	(2.0)	(0.8)	0.8	—	(0.2)	(2.0)
Taxation	0.7	(0.1)	—	—	1.0	—	—	(0.4)	—	1.2
Acquisitions and disposals	(1.2)	(0.5)	—	—	—	—	—	(0.1)	—	(1.8)

Cash inflow/(outflow) before financing	0.1	(0.6)	—	—	(1.0)	(0.8)	0.8	(0.5)	(0.6)	(2.6)

Financing	2.5	0.6	—	0.2	1.0	0.9	(0.8)	0.5	0.6	5.5

Increase in cash in the period	2.6	—	—	0.2	—	0.1	—	—	—	2.9

Reconciliation of net cash flow to movement in net debt

Increase in cash in the period	2.6	—	—	0.2	—	0.1	—	—	—	2.9
Cash (outflow)/inflow from increase in debt	(2.8)	—	0.1	0.3	1.2	0.2	1.5	—	—	0.5

Change in net debt resulting from cash flows	(0.2)	—	0.1	0.5	1.2	0.3	1.5	—	—	3.4
Debt issued in lieu of interest payment	(7.2)	—	—	—	—	—	—	—	—	(7.2)
Other non-cash movements	(0.1)	—	—	(0.1)	(0.1)	(0.2)	—	—	—	(0.5)
Exchange adjustments	(8.1)	—	0.2	(0.2)	(3.4)	0.4	(2.8)	—	0.1	(13.8)

Movement in net debt in the period	(15.6)	—	0.3	0.2	(2.3)	0.5	(1.3)	—	0.1	(18.1)
Net debt at the start of the period	(86.5)	—	(3.2)	(2.4)	(32.9)	(20.4)	(30.0)	—	(4.6)	(180.0)

Net debt at the end of the period	(102.1)	—	(2.9)	(2.2)	(35.2)	(19.9)	(31.3)	—	(4.5)	(198.1)

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
Nine months to September 30, 1999

	Intertek Testing Services Ltd £m	Testing Holdings USA Inc £m	Kite Overseas Holdings BV £m	ITS Holding Limited £m	Intertek Testing Services UK Limited £m	Testing Holdings Sweden AB £m	Yickson Enterprises Limited £m	Testing Holdings France EURL £m	Testing Holdings Germany GmbH £m	Guarantor subsidiaries Total £m

Total operating cash (outflow)/inflow	(1.6)	—	—	—	0.5	—	—	—	—	(1.1)
Returns on investments and servicing of finance	(0.3)	0.7	(0.2)	0.7	(1.5)	(0.8)	1.3	—	—	(0.1)
Taxation	—	(0.1)	—	—	—	—	—	—	—	(0.1)
Acquisitions	(1.3)	—	—	—	—	—		(0.1)	—	(1.4)

Cash (outflow)/inflow before financing	(3.2)	0.6	(0.2)	0.7	(1.0)	(0.8)	1.3	(0.1)	—	(2.7)

Financing	8.5	(0.6)	0.1	0.1	1.0	0.8	(1.3)	0.1	—	8.7

Increase/(decrease) in cash in the period	5.3	—	(0.1)	0.8	—	—	—	—	—	6.0

Reconciliation of net cash flow to movement in net debt

Increase/(decrease) in cash in the period	5.3	—	(0.1)	0.8	—	—	—	—	—	6.0
Cash inflow from increase in debt	16.3	—	0.2	0.2	4.6	0.2	1.4	—	—	22.9

Change in net debt resulting from cash flows	21.6	—	0.1	1.0	4.6	0.2	1.4	—	—	28.9
Debt issued in lieu of interest payment	(6.0)	—	—	—	—	—	—	—	—	(6.0)
Other non-cash movements	0.1	—	—	—	0.1	—	—	—	—	0.2
Exchange adjustments	(1.5)	—	0.3	(0.1)	(1.0)	—	(0.6)	—	0.5	(2.4)

Movement in net debt in the period	14.2	—	0.4	0.9	3.7	0.2	0.8	—	0.5	20.7
Net debt at the start of the period	(80.7)	—	(3.7)	(3.4)	(36.5)	(21.2)	(36.3)	—	(5.2)	(187.0)

Net debt at the end of the period	(66.5)	—	(3.3)	(2.5)	(32.8)	(21.0)	(35.5)	—	(4.7)	(166.3)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

INTERTEK TESTING SERVICES LIMITED
(Registrant)

By:	/s/ WILLIAM SPENCER

	Name: Title: Date:	William Spencer Director November 14, 2000